Exhibit 99.32

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
 AND OF THE CHIEF FINANCIAL OFFICER IN ACCORDANCE WITH
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In accordance with Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of BCE Inc. (the “Company”), does hereby certify, to such officer’s knowledge, that:

     the Annual Report on Form 40-F for the year ended December 31, 2003 of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 14, 2004	By:	(signed) Michael J. Sabia

Michael J. Sabia President and Chief Executive Officer

Dated: April 14, 2004	By:	(signed) Siim A. Vanaselja

Siim A. Vanaselja Chief Financial Officer

     This certification accompanies the Form 40-F filed with the Securities and Exchange Commission in accordance with Section 906 of the Sarbanes-Oxley Act of 2002, and is not deemed to be filed with the Securities and Exchange Commission.